Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

Aladdin Knowledge Systems Announces CFO Transition

NEW YORK and TEL AVIV, ISRAEL, June 8, 2005 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), a global provider of Software Digital Rights Management (DRM) and Enterprise Security solutions, today announced that Erez Rosen will be leaving his position as Chief Financial Officer of the Company, effective September 9, 2005, following a three month transition period. The Company has commenced an executive search to appoint a new CFO. Mr. Rosen will continue in his current role through the transition period in order to facilitate the succession process.

“Erez has been a key member of the Aladdin management team since 1998 and his financial skills and experience have been invaluable to me and the entire senior leadership of the Company” said Yanki Margalit, Chief Executive Officer of Aladdin. “On behalf of the Board of Directors, management team and our employees, I want to thank Erez for his many contributions. We wish him the very best for the future.”

About Aladdin Knowledge Systems

Aladdin (NASDAQ: ALDN) is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam and viruses. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security. Aladdin’s Software DRM products allow software publishers to limit revenue loss from software theft and piracy. Its Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks(authentication) and what content their users can utilize (content security). Visit the Aladdin Web site at www.Aladdin.com.

Safe Harbor Statement

Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control.